LightInTheBox Holding Co., Ltd.

September 25, 2024

VIA EDGAR

Rucha Pandit

Dietrich King

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	LightInTheBox Holding Co., Ltd.
Form 20-F for Fiscal Year Ended March 31, 2023
Filed March 28, 2024
File No. 001-35942

Dear Pandit and King:

LightInTheBox Holding Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 12, 2024, regarding its annual report on Form F-20 filed on March 28, 2024 (the “2023 Form 20-F”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2024.

Form 20-F for Fiscal Year Ended December 31, 2023

Conventions that Apply to this Annual Report on Form 20-F, page ii

1.	We note your proposed disclosure in response to prior comment 1 and reissue it. Please revise your proposed disclosure to affirmatively state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Response: In response to the Staff’s comment, the Company respectfully submits that we believe the legal and operational risks associated with having operations in mainland China does not apply to our operations in Hong Kong at the current stage. Hong Kong, despite being a Special Administrative Region of the PRC, has its own governmental and legal system that is currently independent from mainland China under the “One Country, Two Systems” policy. As such, the risk that the legal and operational risks associated with operating in mainland China also apply to operations in Hong Kong is dependent on the fact that whether in the future the PRC government will exert substantial influence, discretion, oversight, and control over the manner in which Hong Kong-based entities must conduct their business activities. Therefore, we believe that any legal and operational risks associated with having operations in mainland China currently does not apply similarly to our operations in Hong Kong.

In addition, the Company respectfully submits that we have included the disclosure relating to the risk that the legal and operational risks associated with operating in mainland China may apply to operations in Hong Kong under certain circumstances in our proposed disclosure as follows on page 3 of the 2023 Form 20-F (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure), based on the Company’s response to the Staff’s comment 1 submitted on August 20, 2024.

Page 3:

“The operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong and Macau, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong and Macau in the future.”

2.	We note your proposed disclosure in response to prior comment 4 and reissue it in part. Please revise the second bulleted summary risk factor to clearly discuss that rules and regulations in China can change quickly with little advance notice.

Response: In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on August 20, 2024, on page 1 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 3 under the section of “Summary of Risk Factors”:

●	Changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China and the fact that rules and regulations in mainland China are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. All of the above factors ~~may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which~~ could adversely affect us. For details, see “Risk Factors— Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.” of this annual report on page 16.

In addition, as further advised by our PRC counsel, the Company respectively submits to the Staff to further revise the proposed disclosure in response to the Staff’s comment 5 submitted on August 20, 2024, on page 1 of the 2023 Form 20-F (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure), as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined). For ease of reference, we have repeated the Commission’s comment 5 in the letter dated August 8, 2024 below.

5.	We note your proposed disclosure in response to prior comment 8 and reissue it in part. In this regard, we note your proposed disclosure that " [i]f we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered." Please revise to further discuss the consequences to you and your investors if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note your proposed disclosure that you "have obtained all approvals and permits that are material for [y]our operations through our PRC subsidiaries under the laws and regulations of mainland China." The disclosure here should not be qualified by materiality; please make appropriate revisions accordingly. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Response:

Page 1:

Recently, the PRC government has initiated a series of regulatory actions and made a number of public statements on offerings that are conducted overseas and/or involve foreign investment in China-based issuers, including the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law (promulgated by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021), the Cybersecurity Review Measures (promulgated by Cybersecurity Administration of China, or the CAC, on December 28, 2021 and became effective on February 15, 2022), the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures (promulgated by the China Securities Regulatory Commission, or the CSRC and became effective on March 31, 2023), and the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions (promulgated by China Securities Regulatory Commission, Ministry of Finance, State Secrecy Administration, State Archives Bureau and became effective on March 31, 2023).

As confirmed by our PRC counsel, Han Kun Law Offices, and the relevant PRC regulatory authority, we believe that under the currently effective PRC laws and regulations, we are not required to file for a cybersecurity review by the CAC for our past issuance of securities to foreign investors and maintaining our listing status on the NYSE Capital Market, since a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to file for a cybersecurity review by the CAC to maintain its listing status on the foreign stock exchange on which its securities have been listed. ~~We do not believe that approval of the cybersecurity review of the CAC is required in connection with the operations through our subsidiaries in mainland China under current laws, regulations and rules of mainland China at this stage, as we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over national security of mainland China. However, we cannot affirm that regulators of mainland China share the same interpretation. According~~ In terms of CSRC filings, according to the Trial Measures, among other things, a domestic company in mainland China that seeks to offer and list securities on overseas markets (either in direct or indirect means) shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures. ~~We therefore might be required to file with the CSRC in accordance with the Trial Measures with respect to any new equity offerings we may make in the future. Our PRC counsel, Han Kun Law Offices, has advised us that, as of the date of this annual report, we and our PRC subsidiaries are not required to obtain permissions from the CSRC, and are not required to file an application for cybersecurity review by the CAC. However, if~~ As advised by our PRC counsel, Han Kun Law Offices, even though we are not required to complete the filing procedures with the CSRC for our historical issuance of securities, we may be required by the Trial Measures to file with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. There remain substantial uncertainties about the interpretation, application and implementation of the laws and regulations relating to the CSRC filing and CAC cybersecurity review. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are required or not required, or if the applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. We cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that authorities of mainland China will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of the PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

Our PRC counsel, Han Kun Law Offices, has advised us that, as of the date of this annual report, we and our PRC subsidiaries have received from relevant PRC authorities all requisite licenses, permissions, approvals or certificates needed for operations in China, and no permission or approval has been denied. As of the date of this annual report, we have not been subject to any material administrative penalties from the regulatory authorities of mainland China. We are required to continue to comply with the provisions of the laws, regulations and policies of mainland China for the operations of our subsidiaries in mainland China and we remain subject to the supervision of the relevant regulatory authorities of mainland China. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our PRC subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

* * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions, please do not hesitate to contact our U.S. legal counsel, Yu Wang, at (+852) 6386 1503. If you have any further comments, we would appreciate it if you would forward them by electronic mail to us at yeyuanjun@lightinthebox.com and our legal counsel at wangyu@hankunlaw.com or by phone.

Very truly yours,

/s/ Yuanjun Ye
Yuanjun Ye
Chief Financial Officer

cc:   Yu Wang, Esq.

Han Kun Law Offices LLP